Filed Pursuant to Rule 433 under the Securities Act of 1933
Issuer Free Writing Prospectus dated March 19, 2024
Relating to Preliminary Prospectus issued March 19, 2024
Registration Statement No. 333-277256

REDDIT, INC.
This free writing prospectus relates to the initial public offering of Class A common stock of Reddit, Inc. (“Reddit”). On March 19, 2024, Reddit filed Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”) (File No. 333-277256) with the Securities and Exchange Commission (the “SEC”). Amendment No. 3 and a copy of the most recent preliminary prospectus relating to this offering may be accessed through the following link:
https://www.sec.gov/Archives/edgar/data/1713445/000162828024011789/reddit-sx1a3.htm
References to “Reddit,” “we,” “us,” and “our” are used in the manner described in the preliminary prospectus relating to this offering.
Update to Risk Factors
The following information is set forth in Amendment No. 3 under the caption “Risk Factors—Risks Related to Cybersecurity, Information Systems, and Intellectual Property—We have in the past, and may in the future, be subject to claims that we violated certain third-party intellectual property rights, which, even where meritless, can be costly to defend and could adversely affect our business, results of operations, financial condition, and prospects.”:
On March 18, 2024, Nokia Technologies sent us a letter indicating they believed that Reddit infringes certain of their patents. We will evaluate their claims.
Update to Dilution
The information attached hereto as Appendix A is set forth in Amendment No. 3 under the caption “Dilution.”
Video Transcript
On March 18, 2024, Reddit posted a video and video transcript responding to questions from the public submitted through Reddit related to Reddit’s business and proposed initial public offering. A copy of the video transcript is attached hereto as Appendix B.
Reddit has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in the registration statement and other documents Reddit has filed with the SEC for more complete information about Reddit and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Reddit, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting any of the following sources: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, or email: prospectus@morganstanley.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316, or email: prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-866-803-9204, or email: prospectus-eq_fi@jpmorgan.com; or BofA Securities, Inc. Attention: Prospectus Department, NC1-022-02-25, 201 North Tryon Street, Charlotte, North Carolina 28255-0001, telephone: 1-800-294-1322, or email: dg.prospectus_requests@bofa.com.

Appendix A
DILUTION
If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering.
Our pro forma net tangible book value as of December 31, 2023 was $1.2 billion, or $8.26 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities divided by the number of our shares of Class A and Class B common stock outstanding as of December 31, 2023, after giving effect to (i) the Preferred Stock Conversion; (ii) the Class B Conversion; (iii) the Option Exercise; (iv) the RSU Net Settlement; (v) the increase in accrued expenses and other current liabilities and an equivalent decrease in additional paid-in capital of $194.7 million in connection with the estimated tax withholding and remittance obligations related to the RSU Net Settlement; (vi) stock-based compensation expense of approximately $534.3 million associated with RSUs subject to service-based, performance-based, and/or liquidity-based vesting conditions outstanding as of December 31, 2023, for which the service-based and/or performance-based vesting condition was satisfied as of December 31, 2023 and for which the liquidity-based vesting condition will be satisfied in connection with this offering, as further described in Note 14—Stock-Based Compensation of the notes to our consolidated financial statements; and (vii) the filing and effectiveness of our amended and restated certificate of incorporation, which will be in effect immediately prior to the completion of this offering.
After giving effect to (i) the pro forma adjustments set forth above, (ii) the sale by us of 15,276,527 shares of our Class A common stock in this offering at an assumed initial public offering price of $32.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (iii) the receipt by us of gross proceeds of approximately $20.2 million in connection with the Option Exercise, and (iv) the use of a portion of the net proceeds from this offering, together with existing cash and cash equivalents, if necessary, to satisfy the estimated tax withholding and remittance obligations related to the RSU Net Settlement, our pro forma as adjusted net tangible book value as of December 31, 2023 would have been $1.7 billion, or $10.43 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $2.17 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $22.07 per share to new investors purchasing our Class A common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$ 32.50
Pro forma net tangible book value per share as of December 31, 2023	$ 8.26
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares of our Class A common stock in this offering	2.17
Pro forma as adjusted net tangible book value per share immediately after this offering		10.43
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$ 22.07
The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $32.50 per share of Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $0.05 per share and increase (decrease) the dilution to new investors by $0.95 per share, in each case assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $0.13 per share and decrease (increase) the dilution to new investors by approximately $0.13 per share, in each case assuming the assumed initial public offering price of $32.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share, as adjusted to give effect to this offering, would be $10.85 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $21.65 per share.
The following table summarizes, as of December 31, 2023, on a pro forma as adjusted basis as described above, the number of shares of common stock purchased from us, the total consideration and the average price per share (i) paid to us by existing stockholders, and (ii) to be paid by new investors acquiring our Class A common stock in this offering at an assumed initial public offering price of $32.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders	143,707,045	90%	$2,018.0	80%	$14.04
New investors	15,276,527	10%	496.5	20%	32.50
Total	158,983,572	100%	$2,514.5	100%	$15.81
Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders before this offering to be reduced to 136,983,572 shares, or 86% of the total number of shares of our common stock outstanding immediately after the completion of this offering, and will increase the number of shares held by new investors to 22,000,000 shares, or 14% of the total number of shares of our common stock outstanding immediately after the completion of this offering.
Each $1.00 increase (decrease) in the assumed initial public offering price of $32.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $15.3 million, assuming that the number of shares of Class A common stock offered by us and the selling stockholders, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise in full their option to purchase additional shares, our existing stockholders would own 89% and our new investors would own 11% of the total number of shares of common stock outstanding upon the completion of this offering.
To the extent that any outstanding options are exercised, outstanding RSUs settle, new options or RSUs are issued under our stock-based compensation plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.
The number of shares of our common stock to be outstanding after this offering is based on 21,594,840 shares of our Class A common stock, 122,112,205 shares of our Class B common stock, and no shares of our Class C common stock outstanding, in each case, as of December 31, 2023, after giving effect to the Preferred Stock Conversion, the Class B Conversion, the Option Exercise, and the RSU Net Settlement, and does not include:
•19,816,124 shares of our Class A common stock issuable upon the exercise of outstanding stock options as of December 31, 2023, having a weighted-average exercise price of $23.39 per share (after giving effect to the Option Exercise);
•6,553,967 shares of our Class B common stock issuable upon the exercise of outstanding stock options as of December 31, 2023, having a weighted-average exercise price of $7.26 per share (after giving effect to the Option Exercise);
•the net issuance of 456,242 shares of our Class A common stock in connection with the vesting and settlement of certain RSUs subsequent to December 31, 2023;
•13,556,963 RSUs for shares of our Class A common stock subject to service-based, performance-based, and/or liquidity-based vesting conditions outstanding as of December 31, 2023, for which the service-based and/or performance-based vesting condition was not yet satisfied as of December 31, 2023 and for which the liquidity-based vesting condition will be satisfied in connection with this offering (after giving effect to the RSU Net Settlement);
•710,247 RSUs for shares of our Class B common stock subject to service-based, performance-based, and/or liquidity-based vesting conditions outstanding as of December 31, 2023, for which the service-based and/or performance-based vesting condition was not yet satisfied as of December 31, 2023 and for which the liquidity-based vesting condition will be satisfied in connection with this offering (after giving effect to the RSU Net Settlement);
•1,636,151 RSUs for shares of our Class A common stock subject to service-based vesting conditions granted subsequent to December 31, 2023;
•20,000 PRSUs outstanding as of December 31, 2023, covering shares of our Class A common stock that will vest if our market capitalization exceeds $25.0 billion; provided, however, that if such market capitalization valuation is not met as of the tenth trading day following completion of this offering, such shares will be forfeited in full (see “Executive and Director Compensation—Narrative to the Summary Compensation Table” for more information);
•662,447 PRSUs outstanding as of December 31, 2023, covering shares of our Class B common stock that are issuable upon satisfaction of performance-based or market-based vesting conditions for which the performance-based or market-based vesting condition was not yet satisfied as of December 31, 2023, which will vest if our market capitalization exceeds $5.0 billion (see “Executive and Director Compensation—Outstanding Equity Awards at Year-End” and “Capitalization—Vesting of Outstanding CEO Equity Award at Certain Trading Prices” for more information);
•31,691,945 shares of our Class A common stock reserved for future issuance under the 2024 Plan, which will become effective on the date immediately prior to the date our registration statement relating to this offering becomes effective, including 24,764,794 new shares and the number of shares (i) that remain available for grant of future awards under the 2017 Plan at the time the 2024 Plan becomes effective, which shares will cease to be available for issuance under the 2017 Plan at such time and (ii) underlying outstanding Prior Plan Awards that expire, or are cancelled, forfeited, reacquired, or withheld;
•4,952,959 shares of our Class A common stock reserved for future issuance under the ESPP, which will become effective on the date immediately prior to the date our registration statement relating to this offering becomes effective; and

•1,337,205 shares of our Class A common stock reserved for issuance to fund and support our community impact initiatives and other charitable activities.
The 2024 Plan and ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See “Executive and Director Compensation—Equity Incentive Plans” for more information.

Appendix B
Video Transcript
[0:17] Steve Huffman
Okay. Hey, folks. Welcome to our roadshow AMA. I’m Steve Huffman, Co-founder and CEO of Reddit. I’m joined today by Jen Wong, our COO. She joined us in 2018. She’s really been my partner in running Reddit for the last six years. And, Drew Vollero, our CFO, has been with us three years and has been instrumental in helping us get to the next level here and preparing to become a public company.
So the three of us have been talking with investors all week. Answering questions very similar to what you’ve asked us. And over the last few days we’ve received a number of questions from you and our goal is to answer these questions the same way that we would for professional investors. I think you deserve to hear from us in the same way. And, to be frank, it’s been a fight to do this so I’m glad we’re here.
With investors, broadly, we’re trying to do two things. We’re trying to explain Reddit – explain our story, the business, and our vision for the future. And then, we’re trying to find investors who share our values and our vision for the future and are going to support us in getting there.
And so, thank you for your questions. Hopefully, this helps you better understand Reddit, particularly as a business, and have a sense of where we’re going. We’ve tried to organize your questions thematically. And so, we’ll dive in. Alright? Thank you.
[1:57] Steve Huffman
Ok, first question: What, if anything, will change for everyday reddit users as a result of the company becoming public?
So, this one question is actually a stand-in for a lot of questions we received. So, those questions were: how will the IPO affect Reddit users day-to-day, how do we think about user protests and disruption, how will we mitigate outside pressures from affecting Reddit or ruining Reddit, and what are the guiding principles of Reddit, and how do we maintain them?
So, the first question, how will the IPO change Reddit for day-to-day users? The short answer is, it shouldn’t change. I can tell you without a doubt the process of preparing to become a public company has made us a better company. We’re executing better. We’re shipping more things at higher quality. We’re doing so faster. And, I think this has made the platform much better. And, the big idea here is to help Reddit fully realize our vision for being Reddit as quickly as possible.
Okay. How do we think about user protests or other disruptions? Look, our users, from time-to-time, push back in various ways – or even protest. I think that’s something unique and special about Reddit. We have a self-correcting model. And, I can’t promise things like that won’t happen again. But, in these moments, what I always tell the team to do is, regardless of how we got there, whether we feel it’s fair or unfair, is to look for the truth in what people are saying. So, for example, in the protests last summer related to the API pricing change, users raised the quality of our moderation tools as not being good enough. Or, our support for visually impaired folks not being good enough in our apps. And so, in that moment, I told the team, and myself, to just shut up and ship. And so that’s what we spent the rest of the year doing. Building as fast as we can, closing those gaps, and getting things out. I think we’ve made a lot of progress on both. And so, big picture, I don’t look at user protests as a bug. I think they’re a feature. But, obviously, we want to minimize things like that from happening.
To the question about developing what’s right for Reddit versus outside pressure to do something differently. Look, we’ve been around since 2005 – and we don’t take that for granted. The reason we’re here today is because we do things differently and we think about things differently. Specifically, we believe in the agency of people. We believe in the agency of communities and the power of community. And we’re looking for investors who look at things the same way. I think that’s very important.
Okay, so the question about how do we stick to our principles. Well, first, we have principles. They’re around empowering people, keeping Reddit real, starting with community, privacy is a right. And, Reddit is a human platform. And, I think these real human relationships matter. And so, specifically, our relationships with our users and mods. And so, last year, we hosted 17 events around the world – in-person events – to meet with mods. I made it to, in-person, to most of the ones that we hosted in the U.S. And, we do these to meet people, build relationships, hear what’s working and what’s not. And, we’re going to continue with these events throughout this year and beyond, and hopefully, I can meet as many of you in person as possible.
Okay, so, Jen, I know you have a few thoughts on this topic as well.
[5:42] Jen Wong
Yeah, thanks, Steve. Look, we take a long, long term view on achieving our business goals and our mission. Let me touch on three things that I think are on people’s minds.
One is ad load. This is a common question we get from investors around increasing ad load. Look, I mean, today instead of focusing on adding more ads into the home feed, we have an opportunity to design ads for spaces that have zero ads today that have high intent like comments and search. So, that’s our first priority.
The second is sometimes we get a question about, “is there a tension between privacy principles and building a large ads business?” And, you know, ads on Reddit are either targeted based on your context or based on what you’re interested in – not your identity. So, and as a principle, we don’t share user-level PII [Personally Identifiable Information] with partners.
The third is a question around, “hey, are there certain types of content that are going away on Reddit?” We’re keeping Reddit real. It’s not going anywhere. Ads will continue to run in subreddits and communities where it makes sense for ads to run through our human-reviewed process.
[7:06] Steve Huffman
Okay, thanks. Alright. Next question. How is Reddit thinking about threats posed by AI-generated content and Redditors activating under inauthentic pretenses?
Okay, so first, I think not all AI-generated content is bad. Consider tools to help non-native speakers write and communicate more effectively. Or, tools to translate posts and comments. I think — I know that’s not what you’re asking — but I raise those points just to make the point that there’s some nuance here. And so, but to get to your question, what Reddit is amazing at is surfacing the signal from the noise. From finding, it’s amazing at finding the best content from a sea of content. And so, in general, this means that we’re starting at a good place. This means spam, low-value content, whether created by a bot or a human, just doesn’t do well. And so, you know, the best antidote to artificial intelligence is actual intelligence. Now, that said, we have in the past and continue to put a lot of effort into making sure that our systems work – that our voting systems are not manipulated. We ban a ton of spam accounts and bots that violate our policies in various ways or attempt to manipulate Reddit. And this challenge is constantly evolving — but so are we. And we regularly post about efforts here through our transparency reports and our safety reports.
[8:46] Steve Huffman [cont.]
Okay, next question. Is Reddit accelerating an existential threat to its continued existence by working with companies who are developing large language models?

The short answer is, “No, I don’t believe so.” What people come to Reddit for is community and belonging. And, that’s not the product of search or AI companies. Reddit, the platform, and our users have been beneficiaries of search. People can find answers to their questions. They can discover Reddit. They can discover communities. And I think it’s important that Reddit be in this ecosystem but on our terms. So, why are we exploring data licensing? Well, companies are crawling us today for Reddit data. And, in some cases, they’re misusing and abusing it and using it to enrich themselves. Contracts allow us to put guard rails on how the can data be used. What it can be used for. Prevent it for being used, for example, to identify our users. And I think this is very important. Now, we’re committed, still, to keeping Reddit open to users. To preserve access for non-commercial or research purposes. For non-competitive users. And, too, if people want to make tools to help make Reddit better. We still want Reddit to be accessible in that way.
Okay, next question. Can you comment on the legal challenges of feeding historical user data into machine learning and prediction models for the purposes of advertising. Jen, do you want to take this one?
[10:21] Jen Wong
Yeah, so, we’re building an ad business that’s in harmony with our values and our privacy principles, not just the law. And, ad targeting on, you know, on Reddit, is about context and what you’re interested in — not identity. That means the ads are more relevant. They’re more useful. And they’re not annoying and out of context. The vast majority of targeting on Reddit is really based either on your activity on Reddit — what communities you spend time in — or the context of the page you’re in. So, for example, if you’ve been spending time in camping or you’re on a page or a post in camping, you might see ads for campers or for tents, not like silverware or something random, right? It’s logical, and it’s not unexpected. The other thing about Reddit ads, is about half of our business is based on performance, which means we only get paid if there’s an action. And our ML [machine learning] prediction models — they train on advertiser campaign data — to improve the relevance of our ads. And, you know, what we believe is that leads to happy users and happy customers.
[11:35] Steve Huffman
Thanks, okay. Next question, can you comment on the CEO compensation? So, my comp. Look, I’m glad this question was asked because there’s been a lot of commentary on this topic. So, broadly, the way my compensation works is it has salary and stock. The board evaluates my performance and sets my compensation. So, the way the board thinks about my stock ownership is as a percent ownership of the company. So, while I’m a founder of Reddit, I also sold my stake a long time ago, and I was rehired and have to re-earn my ownership. Today, I own about 3.2% of Reddit, but I have the opportunity to increase my ownership. And so, why does it look like I got a big grant at the end of 2023? Because the board canceled most of my outstanding grants and then re-granted them. And they did this to simplify things for both the company and me and align my performance with the company’s performance. Some of the stock vests at IPO. Some vests over time. And some isn’t worth anything until the value of the company increases. So, if the company does well, I will do well, but if the company does not do well, I don’t either.
[12:54] Steve Huffman
Ok. Next question. This one is for you, Drew. Can you provide color on how you think about R&D spend for both the long-term, and annual operating plan? So this was a long question. Broadly it’s about margin, costs, and how we think about investments.
[13:09] Drew Vollero
Yeah. Thanks, Steve. Look, the brilliance of our model is it’s simple, it’s scalable, and advantaged. And it starts with our strong gross margins. I mean it’s part of what makes the model simple is we really only have two costs. Those are two major expenses in our profit and loss statement. It’s hosting costs, which are recorded in gross margin, and then we have people costs, which are recorded in operating expenses. And our gross margins are structurally advantaged. By the numbers, our gross margins have been 80% or more for 12 consecutive quarters. And if you look at 2023, our gross margins were over 86%, and if you look at the 4th quarter of 2023, our gross margins were

88.4%. So, really high gross margins creates an advantage for us. The reason [...] the structural advantage we have as a company is really that the primary mode of communication here at Reddit is through text, and text is significantly cheaper to carry than images or videos. Now, we certainly have images and video on the platform, but really, the primary corpus of information here is text-based, and that really gives us a sizeable advantage. So that’s gross margins.
In terms of the operating expenses, there were some questions around how fast those expenses were growing. Overall, the company made the strategic decision to invest early to get scale in our business, and specifically, in 2021 and 2022, we made investments in both our research and development functions, R&D, and our sales and marketing functions to scale our company for success. And so, as we’ve moved forward here in 2023, we’re starting to see some of the fruits of those investments. So, for example, Steve, we invested in machine learning. That machine learning is helping connect some our users to the right homes [on Reddit] more quickly.
And so, you may have seen in our S1, our growth rate of adding new users has increased significantly in the second half of the year. Part of that success is really those ML models that are helping people find their homes more quickly. Similarly, on the revenue side of things, our revenue grew 20%+ last year. We’re doing a better job than we ever have in placing more relevant ads in front our our redditors. And so, those are some of the early investment returns.
And so I think overall, as we approach 2023, we’ve really built a pretty sizeable organization here. We now have over 2000 people, so we were able in 2023 to really be selective in our pace of hiring. We increased our headcount here only about 4%. We added about 70 people overall. So, we really moderated the pace of investment here. Overall, in the second half of 2023, our operating expenses grew only 6%. And then, when that happens and you have our high gross margin structure, you can really change the face of your financials quickly. Folks may have seen that in our S1. You saw that we became profitable on an adjusted EBITDA [Earnings Before Interest, Taxes, Depreciation, and Amortization] basis. In the second half of the year, we made $16 million dollars. So, that’s really kind of an overview of the financial structure. Steve, you mentioned it was a multi-level question. Part of the question was also about investments and how we think about that across the business. You may want to touch on that.
[16:16] Steve Huffman
Yes. So, broadly, here’s how we think about how we prioritize our work at Reddit. So, we use roughly, let’s call it a 70–20-10 model. So, 70% on the core of Reddit and 20 and 10% on future initiatives. So, the core of Reddit is the Reddit product that you know we know and the ads business. So, our strategy here has been to focus on the quality of Reddit. And so, for the past two years, we’ve improved the performance of Reddit. We’ve made it faster both on the web and in the apps. We simplified registration. We’ve simplified the product. We’ve removed a lot of bugs. And we’ve brought machine learning online to help make better recommendations. So, new and returning users can find their homes on Reddit more effectively. All of these efforts are driving the user growth that we are seeing today. At the same time, we’ve diversified our coverage of different verticals in the ads space and improved ad performance, and that is driving the revenue growth.
I’ve long believed that Reddit will have as many users as the quality of our product allows. And so by focusing on quality, that drives growth. So that’s the 70%. Our future work, so the 20 and the 10. This includes the user economy and the developer platforms. So, the user economy is a family of products where users can make money from other users on Reddit. So this includes the contributor program, rebuilt awards, subscription products, and digital goods and services. The developer platform – this is in testing right now with about 100 developers – this will allow users to create custom posts and run their own code on Reddit. I’m very, very excited about this. Users have always pushed the boundaries of what Reddit can be used for. You know, for example, a long time ago, users invented the AMA, which is itself a product. Or think about the subreddit PhotoshopRequests, where people can pay other users $5 or $10 to alter a photo. You may have seen some of the kind of prototype apps that we’ve been testing. Some uses are testing some in WallStreetBets. We ran a couple of scoreboards during the Super Bowl. These kind of dynamic posts. So that’s the sort of thing that is starting to come online now. This will be available to all developers later this year. But that gives you a broad sense of how we prioritize things. 70 on the core, and then the rest on future initiatives.
[18:58] Steve Huffman
Ok. So, the next question. It’s a related question. How similar are the planned growth strategies to things you’ve offered in the past, such as Moons and Collectible Avatars? Ok so, again, we been investing in features for users to make real money from participating on Reddit. And specifically, we want users to make money from other users on Reddit. So this, we call the User Economy. I mentioned all of the, kind of, possible business models before. Long story short, I think there’s a lot of potential here. For the Moons and Avatars products that you mentioned specifically, Moons we shut down. I still like that idea, but we were not able to scale it. And Avatars is still going, though that team is focused more on the direct monetization models that I’ve mentioned a couple of times.
[19:49] Steve Huffman
Ok. Next question. What changes do you plan to make after the IPO to make a profit? Drew, this one is for you.
[19:57] Drew Vollero
I’ll take it, Steve. Thanks. Hey, like I mentioned earlier, we have a great business model here. It’s simple. It’s advantaged. It’s scalable with high gross margins. And we actually, Steve, were profitable on an adjusted EBITDA basis on the second half of 2023. Which was a big change from the first half of the year. We did that through a strong combination of revenue growth and cost containment. In terms of the second half of 2023, our revenues grew 23%, and our costs only grew 6%. And with our strong financial model, we can really change the numbers quickly, and that’s what we saw. In the first half of 2023, we lost $86 million on an adjusted EBITDA basis. In the second half of 2023, we made $16 million. So, a significant change that really shows the progress and potential of the financial model. And if you double-click on those numbers, what you see was that 102 million change in profitability was driven by a 110 million change in sales. What that means is that it shows the power of the profit flow through of our model. We were able get over 90 cents to the bottom line on every incremental sales dollar. Very impressive and shows great potential. I think overall, as a company, being profitable is important to us. We think great companies are profitable companies. Now we have a head start. We were profitable in the second half of 2023. We were not profitable for the full year. We lost about $70 milion. As we move forward, a milepost for us will be becoming profitable on an adjusted EBITDA basis for a full year. And as we think about becoming a public company here, we’ll have to think about becoming GAAP [Generally Accepted Accounting Principles] profitable. The big difference on GAAP profitability is that it includes stock-based compensation, which we view as a company as a cost. And so that will also be something that we think about going forward. So Steve, overall, we were profitable in the second half of the year on an adjusted EBITDA basis, but as we become a public company, we’re gonna have to think about how we grow revenues and contain costs.
[22:01] Steve Huffman
Perfect. Thanks. Ok. Look, folks. Thank you for your questions. I hope this was helpful. Again, our goal here was to answer questions for you in a substantially the same way as we would for professional investors. Leveling that playing field is also why we're offering the Reddit community the ability to participate in our IPO. This is usually also only available to professional investors. So, for those of you who have signed up, you have the opportunity until 11:59 p.m. Eastern tonight, Monday, March 18 [2024] to participate.
We want Reddit’s investors to share our belief and our mission to bring community, belonging, and empowerment to everyone in the world. To believe in our vision. And help support us in getting there. As we go forward, every quarter we’ll do the our earnings call with the analyst community. Our intention is to take a couple of questions like these from the Reddit community and address them in that call as well. So, hopefully, that works out. And again, thank you for everything. We appreciate it. We appreciate your questions and I hope we talk again soon.
Thank you.